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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Advanced Neuromodulation Systems, Inc.
(Name of Subject Company)

Advanced Neuromodulation Systems, Inc.
(Name of Person Filing Statement)

Common Stock, Par Value $.05 Per Share
(Including The Associated Common Stock Purchase Rights)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Christopher G. Chavez
President and Chief Executive Officer
Advanced Neuromodulation Systems, Inc.
6901 Preston Road
Plano, Texas 75024
(972) 309-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Kenneth G. Hawari General Counsel and Executive Vice President Advanced Neuromodulation Systems, Inc. 6901 Preston Road Plano, Texas 75024-2508 (972) 309-8000	Joseph Cialone, II Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 (713) 229-1234
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company is Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 6901 Preston Road, Plano, Texas 75024-2508. The telephone number of the Company at its principal executive offices is (972) 309-8000.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common stock, par value $.05 per share, of the Company (the "Common Stock"), including the associated common stock purchase rights (the "Rights") issued pursuant to that certain Rights Agreement, dated as of August 30, 1996, between the Company (then known as Quest Medical, Inc.), and Computershare Investor Services, L.L.C. (then known as KeyCorp Shareholder Services, Inc.), as rights agent, as amended from time to time (the "Rights Agreement").

        As of October 17, 2005, 20,206,036 shares of Common Stock were outstanding.

Item 2.    Identity and Background of Filing Person.

        The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the offer by Apollo Merger Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of St. Jude Medical Inc., a Minnesota corporation ("St. Jude Medical"), to purchase each issued and outstanding share of Common Stock, including the attached Right (each a "Share"), for $61.25, net to the seller in cash, without interest (such price per Share, or the highest price paid in the offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended or supplemented from time to time, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by St. Jude Medical and the Purchaser with the Securities and Exchange Commission (the "Commission") on October 18, 2005. Copies of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO, and each is incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 15, 2005, among St. Jude Medical, the Company and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the Texas Business Corporation Act (the "TBCA"), the Purchaser will be merged with and into the Company with the Company surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of the common stock, par value $.01 per share, of the Purchaser will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, all Shares that are owned by the Company as treasury stock and any Shares owned by St. Jude Medical or the Purchaser will be cancelled and retired and will cease to exist and all other issued and outstanding Shares (other than Dissenting Shares (as defined below) and Restricted Shares (as defined below) that remain subject to restrictions) will be converted into the right to receive the Offer Price, without interest (the "Per Share Price"). Shares held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of the TBCA relating to dissenters' rights of appraisal (the "Dissenting Shares") will not be converted into a right to receive the Per Share Price, unless such holder fails to perfect, withdraws or otherwise loses his, her or its right to appraisal.

        As set forth in the Schedule TO, the principal executive offices of St. Jude Medical and the Purchaser are located at One Lillehei Plaza, St. Paul, Minnesota 55117. The Company is making information relating to the Offer and the Merger available on the internet at www.ans-medical.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, St. Jude Medical or their respective executive officers, directors or affiliates.

Agreements with St. Jude Medical

        Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 11 and 15 of the Offer to Purchase, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Confidentiality Agreement.    The summary of the Confidentiality Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Effects of the Offer and the Merger under Company Stock Plans and Agreements Between the Company and its Executive Officers

        Interests of Certain Persons.    Certain members of the Company's management and its Board of Directors (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company in respect of certain severance and other benefits.

        Stock Options.    At the Effective Time of the Merger, the portion of each outstanding option to purchase shares of Common Stock issued under one of the Company's stock option plans that is vested at the Effective Time will be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the excess, if any, of the Per Share Price (as defined in the Merger Agreement) over the per share exercise price of such stock option at the Effective Time and (2) the number of Shares issuable upon exercise of the vested portion of such stock option at the Effective Time, less any applicable tax or other withholdings. The portion of each outstanding option to purchase shares of Common Stock issued under one of the Company's stock option plans that is unvested at the Effective Time will be assumed by St. Jude Medical and converted into an option to purchase common stock of

St. Jude Medical, par value $.01 per share ("St. Jude Medical Common Stock"). Such unvested portion of any stock option so converted will continue to have (and be subject to) the same terms and conditions (including vesting schedule) as set forth in the applicable stock option plan of the Company and any individual agreement thereunder at the Effective Time, except that, as of the Effective Time:

  •
  each stock option so converted will be exercisable for that number of whole shares of St. Jude Medical Common Stock equal to the product of the number of Shares that were issuable upon exercise of such stock option at the Effective Time multiplied by the Exchange Ratio (as defined below) (rounding down to the nearest whole number of shares of St. Jude Medical Common Stock); and

  •
  the per share exercise price for the shares of St. Jude Medical Common Stock issuable upon exercise of such Company stock option so converted will be equal to the quotient determined by dividing (1) the exercise price per Share at which such Company stock option was exercisable immediately prior to the Effective Time, by (2) the Exchange Ratio, rounding up to the nearest whole cent.

        For purposes of the above calculations the "Exchange Ratio" will mean a fraction, the numerator of which is a per Share price equal to the Offer Price and the denominator of which is the average closing price of a share of St. Jude Medical Common Stock on the New York Stock Exchange over the ten trading days immediately preceding (but not including) the date on which the Effective Time occurs.

        The Company has entered into stock option agreements with each of its executive officers and directors and certain other employees that provide that all unvested options will immediately vest in full upon any "Sale of the Corporation." Under the terms of the stock option agreements, a "Sale of the Corporation" will occur if the Company engages in a merger, consolidation, recapitalization, reorganization or sale, lease or transfer of all or substantially all of its assets in which the shareholders immediately before the transaction hold less than 51% of the voting power of the surviving corporation after the transaction. Consummation of the Offer in accordance with its terms will result in a "Sale of the Corporation" under such agreements.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Restricted Stock.    At the Effective Time, certain of the outstanding Shares that are subject to repurchase by the Company or otherwise subject to a risk of forfeiture or other similar condition under the Company's stock option plans or any restricted stock purchase agreement (a "Restricted Share"), and as to which such restrictions will not have been eliminated at or prior to the Effective Time, will be assumed by St. Jude Medical and converted into shares of St. Jude Medical Common Stock as described below. Restricted Shares so converted will continue to have, and be subject to, the same terms and conditions (including vesting schedule and repurchase rights) as set forth at the Effective Time, except that, as of the Effective Time, Restricted Shares so converted will thereafter be converted into that number of whole shares of St. Jude Medical Common Stock equal to the product of the number of Restricted Shares held by each such holder immediately prior to the Effective Time multiplied by the Exchange Ratio (as described above) (rounding down to the nearest whole number of shares of St. Jude Medical Common Stock). The Company will take such steps as are necessary to communicate with individual holders and legend or retain possession of certificates evidencing all Restricted Shares that are to be assumed and converted in accordance with the foregoing, so as to ensure that such shares may not be tendered for purchase in the Offer or exchanged for payment in the Merger. The Company has entered into restricted stock award agreements with each of its executive officers and directors and certain other employees that provide that the restricted stock award will immediately vest and become nonforfeitable in full upon any "Sale of the Corporation." Under the terms of the stock award agreements, a "Sale of the Corporation" will occur if the Company engages in a merger, consolidation, recapitalization, reorganization or sale, lease or transfer of all or substantially all of its assets in which the shareholders immediately before the transaction hold less than 51% of the voting power of the surviving corporation after the transaction. Consummation of the Offer in accordance with its terms will result in a "Sale of the Corporation" under such agreements. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As a result, in addition to the amounts the Company's directors and officers will receive as consideration for their Shares in the Offer and the Merger, the following directors and executive officers will receive the payments set forth below based on the options and restricted stock held by such persons:

Director/Officer	Options	Restricted Stock
Christopher G. Chavez	$13,231,895	$1,435,394
Scott F. Drees	$6,073,105	$666,094
Robert C. Eberhart, Ph.D.	$1,374,575	$202,125
John H. Erickson	$7,217,778	$505,313
Kenneth G. Hawari	$4,964,593	$737,756
Joseph E. Laptewicz	$1,374,575	$202,125
J. Phillip McCormick	$888,338	$202,125
F. Robert Merrill III	$4,435,341	$542,369
Hugh M. Morrison	$1,868,488	$306,250
Richard D. Nikolaev	$1,309,836	$202,125
Michael J. Torma, M.D.	$860,939	$202,125

        Change in Control Agreements and Severance Payments.    The Company has entered into change-in-control agreements that contain severance provisions with 16 of its officers, including Christopher G. Chavez, Kenneth G. Hawari, Scott F. Drees, F. Robert Merrill, III, James P. Calhoun, John H. Erickson and Stuart B. Johnson. These agreements generally provide that if within two years from the date of a "change-in-control" (as defined below) of the Company, the employment of the executive is terminated without cause, or in the event that the executive terminates his or her employment with the Company based on a change in or diminishment of his or her responsibilities, or a reduction in salary, the executive will be entitled to severance pay as provided for in his or her agreement. Messrs. Chavez's and Hawari's agreements only require a change-in-control to trigger their right to severance compensation. The severance pay for Messrs. Chavez and Hawari would be an amount equal to 299% each of their respective annual salary and bonus compensation. The severance pay for the remaining executives would be an amount ranging from one year's salary to one and one-half times each of their respective annual salary and targeted bonus compensation. Additionally, all of the officers are entitled to a lump sum job search payment of $25,000.

        For purposes of each of these agreements, a "change-in-control" generally means any of the following events: (1) the consummation of a consolidation, merger or other reorganization in which the Company is merged, consolidated or reorganized into or with another corporation or other legal person or in which shares of the Company's stock are converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger own more than 50% of the common stock of the surviving corporation or its ultimate parent immediately after the merger; (2) the sale of all or substantially all of the Company's assets; (3) if at any time the persons serving on the Board cease for any reason to constitute at least a majority thereof; (4) the approval by the Company's shareholders of our complete liquidation or dissolution; and (5) the acquisition by any person, together with its affiliates and associates, of 50% or more of the Company's outstanding Common Stock. Additionally, the agreements provide that payments from the Company that (a) constitute "parachute payments," as defined in Section 280G of the Internal Revenue Code (the "Code"), and (b) would subject the executive to the 20% excise tax contained in Section 4999 of the Code, will be "grossed-up" by an additional payment in an amount that will cause the aggregate after-tax compensation and benefits received by the executive under the agreement to equal the aggregate after-tax compensation and benefits the executive would have received if Sections 280G and 4999 of the Code had not been enacted.

        As a result of the Offer, these executives will, upon their resignation with good reason or termination without cause within two years of a change-in-control (and without regard to resignation or termination in the case of Messrs. Chavez and Hawari), be entitled to receive, upon consummation of the Offer, the payments set forth below pursuant to the terms of their agreements:

Officer	Change of Control Payment
Christopher G. Chavez	$1,931,125
F. Robert Merrill III	$450,250
Scott F. Drees	$547,000
Kenneth G. Hawari	$1,177,645
James P. Calhoun	$365,200
John H. Erickson	$394,600
Stuwart B. Johnson	$367,300

        In addition to the payments described above, the Company shall provide to the executive throughout his employment term group insurance benefits, retirement benefits, and other benefits substantially similar to those received by the executive immediately prior to the change of control.

        Employees.    The Merger Agreement provides the Surviving Corporation will provide retained employees of the Company and its subsidiaries with employee benefits no less favorable in the aggregate than benefits provided to St. Jude Medical's similarly situated employees, or those benefits provided by the Company immediately prior to the closing date of the Merger. The Merger Agreement also provides that each employee's tenure with the Company will be treated as service with St. Jude Medical and the Surviving Corporation for purposes of vesting and entitlement to benefits, including for severance benefits and vacation or other leave entitlement, unless such treatment would result in a duplication of benefits or was not recognized under the corresponding Company plan. To the extent permitted by applicable law and by the applicable St. Jude Medical benefit plan and to the extent that Company employees are covered by the St. Jude Medical's benefit plans, St. Jude Medical will cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under St. Jude Medical's benefit plans to be waived with respect to such Company employees and their eligible dependents and will provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any St. Jude Medical benefit plan. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides that the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of the Company in respect of acts or omissions occurring on or prior to the Effective Time to the maximum extent permitted by applicable law or provided in the articles of incorporation, bylaws and indemnity agreements of the Company in effect on the date of the Merger Agreement. The Merger Agreement further provides that St. Jude Medical and the Surviving Corporation will cause to be maintained for a period of not less than six years from and after the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of two times the amount per annum the Company paid in its last full fiscal year, on terms and conditions substantially similar to the existing D&O Insurance. If the existing D&O Insurance cannot be maintained, expires or is terminated or canceled during such six-year period, St. Jude Medical and the Surviving Corporation will use reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of two times the amount per annum the Company paid in its last full fiscal year, on terms and conditions substantially similar to the existing D&O Insurance. Pursuant to the Merger Agreement, in the event the Surviving Corporation is unable to satisfy its indemnification obligations in respect of the directors and officers of the Company, St. Jude Medical will be deemed to have assumed and will therefore be obligated to pay such indemnification obligations to the same extent as the Surviving Corporation, up to a maximum amount of $350,000,000.

        Section 16 Matters.    Prior to the Effective Time, the Company will take all such steps as may be required to cause any dispositions of Common Stock or options resulting from the Merger by each officer and director who is subject to the reporting requirements under Section 16(a) of the Exchange Act, to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

        Representation on the Board.    The Merger Agreement sets forth certain agreements between the Company, St. Jude Medical and the Purchaser regarding the election or appointment of directors to the Company's Board concurrently with the purchase and payment for Shares pursuant to the Offer as a result of which St. Jude Medical or the Purchaser and their affiliates own beneficially at least a majority of the then outstanding Shares. The summary of these agreements is contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated into this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the Commission by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

        The Board, at a meeting held on October 14, 2005, by a unanimous vote, among other things, (1) approved in all respects the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, (2) determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its shareholders, (3) approved the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (4) recommended that the holders of Shares accept the Offer and tender their Shares in the Offer and vote their shares of Common Stock in favor of the approval of the Merger and the Merger Agreement at any meeting of shareholders of the Company called to consider the approval of the Merger and the Merger Agreement, and (5) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of exempting such transactions from the restrictions of Article 13.03 of the TBCA, which apply to certain business combination transactions.

Background of the Transaction

        The Board and management have been committed to growing the Company's business organically and through the acquisition of technologies, assets or companies that could enhance the Company's competitive position in the field of neuromodulation. Accordingly, the Company's management has periodically explored and assessed, and has discussed with the Board, strategies to grow the Company's business through targeted and selective acquisitions of technologies, assets or other companies in the medical device industry that could help it achieve its strategic goals. The Board and management have also been willing to consider the possibility of business combinations involving the Company and larger health care companies, if such a combination were perceived to be in the best interest of the Company's shareholders. The increasing level of technological innovation and product development in neuromodulation devices, increasing competition, the need for greater mass and investment flexibility in developing the Company's organic opportunities for product and indication incubation and development, the continuing challenges in achieving and maintaining adequate reimbursement for the Company's products, the increasing cost and complexity of conducting Food and Drug Administration ("FDA") approved clinical trials and obtaining FDA market clearance for its products, and other developments in the medical device industry generally have been factors that the Board and management have considered in the course of conducting their analysis of the Company's strategic options.

        From time to time, in the period preceding the commencement of negotiations with St. Jude Medical, other medical device companies and investment bankers contacted the Company and communicated informally with Company representatives with respect to their views regarding the neuromodulation industry, the broader medical device industry and potential strategic options and alternatives. Except as described below, none of the discussions proceeded beyond the exploratory stage and no understanding with respect to the terms of any transaction was reached.

        In May 2005, Piper Jaffray & Co. ("Piper Jaffray"), the Company's financial advisor, contacted a substantial company in the medical products industry and advised it of increased strategic interest in the Company by certain other parties. This company responded that it did not have an interest in pursuing an acquisition of the Company at that time. Piper Jaffray advised the Company's management of this response.

        In late May 2005, St. Jude Medical authorized Banc of America Securities LLC ("Banc of America Securities"), its financial advisor, to contact Piper Jaffray concerning a potential acquisition of the Company by St. Jude Medical. Banc of America Securities then contacted Piper Jaffray to express St. Jude Medical's interest in discussing such an acquisition.

        In early June 2005, Piper Jaffray contacted the Company and informed Mr. Christopher Chavez, the Company's President and Chief Executive Officer, that St. Jude Medical was interested in meeting with Mr. Chavez regarding St. Jude Medical's interest in the Company and a potential business combination. Piper Jaffray and Banc of America Securities arranged a meeting among Mr. Daniel Starks, St. Jude Medical's Chairman, President and Chief Executive Officer, and Mr. John Heinmiller, St. Jude Medical's Executive Vice President and Chief Financial Officer, and Mr. Chavez.

        On June 7 and 8, 2005, Mr. Chavez and Mr. Kenneth G. Hawari, the Company's Executive Vice President of Corporate Development and General Counsel, met with Mr. Starks and Mr. Heinmiller to discuss their respective companies' businesses, operations, strategic directions and related matters.

        On June 20, 2005, Piper Jaffray spoke with Mr. Heinmiller, who indicated that St. Jude Medical was interested in continuing discussions. Piper Jaffray indicated that a confidentiality agreement would need to be put in place and stated that it would inform the Company of St. Jude Medical's interest.

        On June 21, 2005, Mr. Starks contacted Mr. Chavez and expressed interest in continuing their discussions. Mr. Starks stated that he and Mr. Heinmiller believed that a business combination involving the Company could result in a number of important mutual benefits, including opportunities to leverage the companies' respective technologies, research and development, operations, sales and marketing organizations, and clinical and regulatory organizations. Mr. Starks indicated that St. Jude Medical's board of directors would be meeting in a regularly scheduled meeting on August 4-5, 2005, that one topic for consideration at that meeting would be St. Jude Medical's strategic opportunities for growth, and that he would like to present a possible acquisition of the Company as such an opportunity.

        On July 18, 2005, Mr. Starks called Mr. Chavez and discussed St. Jude Medical's continuing interest in pursuing a business combination. Mr. Starks and Mr. Chavez continued to discuss potential advantages of a possible business combination. Mr. Chavez indicated that he was willing to continue the discussions, but that Mr. Starks would need to provide some indication of what St. Jude Medical would be willing to pay per share to acquire the Company before the Company would expend significant time or effort in further discussions. They agreed that a face-to-face meeting to discuss the Company's business and business prospects, potential transaction synergies and leverage opportunities, and valuation issues was necessary and would be scheduled after St. Jude Medical's scheduled August 4-5, 2005 board meeting, assuming St. Jude Medical's board decided to pursue those discussions.

        On July 28, 2005, the Company entered into a confidentiality and standstill agreement with St. Jude Medical.

        On August 8, 2005, Mr. Chavez, Mr. Hawari and Mr. Robert Merrill III, the Company's Chief Financial Officer, met with Mr. Starks and other officers of St. Jude Medical: Mr. Heinmiller, Mr. Michael Coyle (President of St. Jude Medical's Cardiac Rhythm Management Division), Mr. Joseph McCullough (President of St. Jude Medical's International Division), Mr. Michael Rousseau (President of St. Jude Medical's U.S. Division) and Mr. Kevin O'Malley (Vice President and General Counsel). Mr. Chavez provided a review of the Company's products and markets, operations, financial performance, clinical studies, growth opportunities and strategic outlook. Mr. Merrill presented the St. Jude Medical executives with a review of the potential new indications that the Company was pursuing through clinical trials and evaluation. Mr. Starks informed Mr. Chavez that he expected to call Mr. Chavez within a reasonably short period of time to indicate St. Jude Medical's interest in pursuing a business combination.

        Representatives of Banc of America Securities met with Messrs. Starks, Heinmiller and O'Malley to discuss their preliminary valuation analysis of the Company. Following this meeting, St. Jude Medical authorized Banc of America Securities to contact Piper Jaffray to inform them of St. Jude Medical intent in pursuing a business combination.

        On August 17, 2005, Piper Jaffray contacted Mr. Hawari and informed him that Mr. Starks planned to express an indication of interest in St. Jude Medical's acquiring the Company at a specified price per share, and invited Mr. Chavez to call Mr. Starks.

        On August 18, 2005, Mr. Chavez called Mr. Starks, who indicated that St. Jude Medical was interested in pursuing discussions regarding a potential all-cash acquisition at a specified price range per share of $58.00 to $60.00. Mr. Chavez stated that he would discuss the indication of interest with the Company's Board, which was already scheduled to meet on August 31 through September 2, 2005.

        From August 31 through September 2, 2005, the Company's Board held its regularly scheduled board meeting. Over the course of these three days, the Board was provided information regarding St. Jude Medical and its indication of interest, Piper Jaffray provided financial advice to the Board regarding the indication of interest, comparable transactions and valuations, the Board discussed the indication of interest with Baker Botts L.L.P., outside counsel to the Company, and discussed the legal and fiduciary standards applicable to the Board's discussion and consideration of the indication of interest. In addition, management presented the Board with a comprehensive situational analysis of the Company's financial results, its financial prospects, opportunities for organic growth through its incubation opportunities, competitive analysis, constraints on long-term investments by the Company, challenges in reimbursement, the cost and challenges of conducting clinical trials and obtaining FDA approvals, and other risks and opportunities presented by the neuromodulation and medical device industry generally. After numerous discussions over the course of three days, and informally afterward, the Board directed Mr. Chavez to contact St. Jude Medical and elicit St. Jude Medical's "highest and best" proposal on price per share.

        On September 6, 2005, Mr. Chavez contacted Mr. Starks and indicated that the Company's Board had discussed St. Jude Medical's indication of interest over the course of its board meeting and in the days following. Mr. Chavez stated that the Board appreciated the potential merits of a business combination, but had authorized him to ask St. Jude Medical to increase its proposed price per share. Mr. Starks indicated that he would discuss the issue with his management team and respond within a week or two.

        On September 15, 2005, Mr. Starks called Mr. Chavez and stated that St. Jude Medical would be willing to increase its proposed price per share to a range of $60.00 to $61.25, subject to completing its due diligence. Mr. Chavez stated that he would convene a special board meeting to consider the proposal.

        On September 20, 2005, the Company Board met via telephone conference call to evaluate and consider St. Jude Medical's revised proposal. Piper Jaffray provided financial advice to the Board regarding the revised proposal and provided its views on whether other parties would have an interest in making a proposal at or above the indicated price per share. Mr. Hawari advised the Board regarding legal and fiduciary standards applicable to the Board's consideration of the revised indication of interest. The Board determined to proceed with discussions with St. Jude Medical to reach a definitive agreement and to permit St. Jude Medical to conduct due diligence on the Company. The Board also authorized management and Piper Jaffray to contact another potential acquiror, which we refer to as "Company X," that had indicated its interest in a possible acquisition of the Company on several occasions during the preceding years and had visited the Company's headquarters in Plano, Texas in January 2005 to receive a management presentation regarding the Company, its operations, products and prospects, and to evaluate the Company as a potential acquisition candidate. The Board also authorized the Company to engage advisors to assist in discussions with St. Jude Medical and Company X, and any other parties that Piper Jaffray concluded possessed the financial capability and strategic interest in combining with the Company.

        Following the September 20, 2005 Board meeting, Piper Jaffray contacted a Vice President of Business Development of Company X, and indicated that a third party had presented the Company with a serious indication of interest in a business combination, and inquired whether Company X had an interest in considering making its own proposal. Piper Jaffray invited Company X to make such a proposal and outlined the timeframe within which such proposal would need to be received in order to be considered along with the first proposal. The officer stated that Company X might have such an interest and indicated that he would discuss the matter with his superiors.

        On September 21, 2005, Mr. Chavez called a senior executive of Company X, and reiterated the information that Piper Jaffray had delivered to the Vice President of Business Development. The senior executive called by Mr. Chavez had been one of the Company X representatives who had visited the Company in January 2005. The senior executive stated that he believed Company X would have an interest in evaluating a potential acquisition of the Company and inquired about the process that would be involved. Mr. Chavez suggested that Company X consider performing its due diligence and determine whether it was interested in making a proposal. The senior executive said that either he or another Company X representative would contact Mr. Chavez within a week.

        Later that day, Mr. Chavez contacted Mr. Starks and informed him that the Company Board had authorized management to pursue discussions with St. Jude Medical with a view to entering into a definitive merger agreement. The parties tentatively agreed to structure the transaction as a cash tender offer by a wholly owned subsidiary of St. Jude Medical for all of the Company's issued and outstanding shares followed by a cash-for-stock merger of that subsidiary into the Company. Mr. Chavez also informed Mr. Starks that he had contacted Company X to inform them of a third party's serious indication of interest in pursuing a business combination.

        On September 23, 2005, a group of St. Jude Medical's business executives, investment bankers and attorneys met with a group of the Company's business executives, investment bankers and attorneys in Dallas, Texas at the offices of Baker Botts to discuss non-price terms of the proposed transaction, discuss a plan for St. Jude Medical's conduct of due diligence, and generally organize the process for negotiating and completing a definitive merger agreement.

        On September 26, 2005, St. Jude Medical's attorneys, accountants and investment bankers commenced their formal due diligence review of the Company.

        On September 27, 2005, a larger group of St. Jude Medical's business executives met with a larger group of the Company's business executives in Dallas, Texas at the offices of Baker Botts to conduct a management review of the Company, its operations, products, financial prospects and organic growth opportunities. That day and over the next several days, members of St. Jude Medical's management group conducted individual due diligence meetings with members of Company management. St. Jude Medical's attorneys, accountants and investment bankers also participated in the due diligence process.

        Later on September 27, 2005, a group of Company X's key business executives met with a group of the Company's key business executives in Plano, Texas to conduct its own management review of the Company, its operations, products, financial prospects and organic growth opportunities. Company X indicated that it would be evaluating the prospect of an acquisition of the Company and asked for an opportunity to conduct business, financial and legal due diligence, which the Company stated it would be willing to facilitate.

        Late on September 27, 2005, St. Jude Medical's attorneys delivered a first draft of a merger agreement to the Company and its attorneys.

        During the next two weeks, both St. Jude Medical and Company X separately conducted their due diligence investigations via in-person visits to Dallas and Plano and through telephonic conference calls. During this time, senior executives of the Company held further, separate discussions with each of St. Jude Medical and Company X regarding their due diligence investigations.

        On October 3, 2005, St. Jude Medical executives and attorneys met with Company executives and attorneys to negotiate the terms of a merger agreement.

        On October 6, 2005, Mr. Heinmiller and Mr. O'Malley contacted Mr. Hawari to discuss open issues and a proposed timetable for St. Jude Medical's entering into a merger agreement with the Company. Later that day, Mr. Starks contacted Mr. Chavez and discussed the details of St. Jude

Medical's proposed timetable and plans for communicating with investors, employees, customers and other constituencies if a merger agreement were negotiated and signed by the two parties.

        On October 7, 2005, the Company provided St. Jude Medical with draft disclosure schedules to the draft merger agreement then under negotiation. On the same day, the Company provided Company X with a draft merger agreement for Company X's consideration, and two days later the Company provided Company X with draft disclosure schedules. Throughout this time, Piper Jaffray kept Company X apprised of the timeframe within which a proposal would need to be received from Company X in order to be considered along with the proposal from the first party.

        On October 10, 2005, executives of Company X met in Plano, Texas with members of the Company's management team to discuss the potential benefits of Company X's acquisition of the Company. Following this meeting, Piper Jaffray again invited Company X to submit an offer for the Company.

        Piper Jaffray held discussions on October 12 and on the morning of October 13 with Company X during which representatives of Company X reiterated their continued interest in exploring an acquisition of the Company and indicated a range of potential offer prices for the Company's Common Stock, but noted that Company X's board of directors had not reviewed the proposed transaction or authorized representatives of Company X to make a formal proposal to acquire the Company. Company X also indicated its desire to conduct more due diligence before submitting a proposed transaction to its board of directors.

        Later on October 13, 2005, the Company Board held a special meeting in Plano, Texas to review and discuss the terms of the proposed St. Jude Medical merger agreement, the status of negotiations with St. Jude Medical, the status of discussions with Company X and the results of their respective due diligence investigations. Mr. Chavez reviewed prior discussions with both St. Jude Medical and Company X, and Mr. Hawari described the chronology of events that had occurred with St. Jude Medical and Company X since the September 20, 2005 Board meeting. After full discussion of the status of discussions with Company X, the Board determined that Company X's range of potential offer prices for the Common Stock was not competitive with St. Jude Medical's firm proposal, and determined that Company X was highly unlikely to increase its range to a level that would be superior to St. Jude Medical's proposal, even after conducting additional due diligence. In addition, the Board determined that the continued uncertainty of whether Company X would submit a formal proposal did not warrant delaying further action on St. Jude Medical's firm proposal. The Board then turned its attention to the proposed transaction with St. Jude Medical. Piper Jaffray provided strategic and financial advice to the Board regarding the negotiations and the terms of the transaction and orally confirmed that it would be prepared to deliver its opinion that, subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray, as of the date of the Board's meeting to consider the merger agreement with St. Jude Medical and the transactions contemplated thereby, the consideration set forth in the merger agreement was fair to the Company's shareholders from a financial point of view. Baker Botts discussed the tender offer structure and reviewed the material terms of the definitive merger agreement governing the transaction (including material terms that then remained subject to further negotiation) and the legal and fiduciary standards applicable to the Board's consideration of the merger agreement and the transactions contemplated by the merger agreement. After additional discussion, the Board authorized management to complete negotiations with St. Jude Medical and finalize the terms of the Merger Agreement with St. Jude Medical, adopted a bylaw amendment relating to indemnification of directors and officers, and agreed to meet again by telephone on the following day, October 14, 2005.

        On October 13 and 14, 2005, the Company and St. Jude Medical continued to negotiate the terms of the draft Merger Agreement and St. Jude Medical continued its due diligence.

        On October 14, 2005, St. Jude Medical's board of directors held a special meeting to review and discuss the terms of the proposed Merger Agreement. Members of St. Jude Medical's senior management reviewed the negotiations that had taken place with the Company, and also updated St. Jude Medical's board of directors on the due diligence review that had occurred. Representatives of Banc of America Securities were present at the meeting and prior to the meeting had provided St. Jude Medical's board of directors with a financial presentation concerning the proposed acquisition. At the conclusion of this meeting, St. Jude Medical's board of directors authorized its officers to proceed at a price of $61.25 per share.

        After the close of business on October 14, 2005, Mr. O'Malley and Mr. Heinmiller contacted Mr. Hawari regarding the St. Jude Medical Board of Directors' decision. Mr. O'Malley, Mr. Heinmiller and Mr. Hawari discussed and negotiated the remaining open issues and reached agreement on such issues. Following those discussions, the Company Board held a special telephonic meeting. During this meeting, Messrs. Chavez and Hawari reviewed the negotiations that had taken place with St. Jude Medical since the previous Board meeting and recommended that the Board authorize and approve the Merger Agreement with St. Jude Medical. Piper Jaffray orally provided its financial analysis and delivered to the Board its opinion that, as of such date, and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray, the Offer Price proposed to be paid in the Offer and the Per Share Price proposed to be paid in the Merger, in each case as set forth in the Merger Agreement, was fair to the Company's shareholders from a financial point of view. Mr. Hawari and Baker Botts updated the Board on the resolution of the material terms of the Merger Agreement that had been unresolved as of the time of the previous Board meeting. Following further discussion, the Board voted unanimously to approve the Merger Agreement and related matters, and to recommend the Offer and the Merger to the Company's shareholders. The Board also authorized officers of the Company to finalize and execute the definitive Merger Agreement and related documents and adopted a bylaw amendment relating to filling Board vacancies.

        The Company and St. Jude Medical finalized the terms of the Merger Agreement including, among other things, the per share price and the termination fee, following the Company Board meeting and into the following day, October 15, 2005. Late in the day on this date, the Company Board convened again by conference call to approve certain changes to the Company bylaw amendment adopted on October 13 relating to indemnification of directors and officers. Following this meeting, the Company, St. Jude Medical and St. Jude Medical's acquisition subsidiary executed the Merger Agreement.

        On Sunday, October 16, 2005, the Company and St. Jude Medical issued a joint press release announcing the execution of the Merger Agreement.

        On October 17, 2005, St. Jude Medical and the Company held a joint conference call to discuss the proposed business combination.

        On October 18, 2005, St. Jude Medical's acquisition subsidiary commenced the Offer.

        The portions of the background of the transaction set forth above that relate solely to St. Jude Medical's board meetings and discussions with Banc of America Securities are based on statements made by St. Jude Medical in the Offer to Purchase and have not been independently verified by the Company.

Reasons for the Recommendation of the Board of Directors

        In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

  •
  Company Operations and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as its prospects and objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the medical device industry.

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  Piper Jaffray Fairness Opinion. The Board has received a presentation by Piper Jaffray and the written opinion of Piper Jaffray to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in the opinion, the Offer Price to be received by the holders of Shares in the Offer and the Per Share Price to be received by holders of Shares in the Merger is fair from a financial point of view to such holders. The full text of the Piper Jaffray written opinion dated October 14, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated in its entirety herein by reference. Company shareholders are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Common Stock of the Offer Price proposed to be paid in the Offer and the Per Share Price proposed to be paid in the Merger. The Piper Jaffray opinion was directed solely to the Board and was not intended to be, and does not constitute, a recommendation to any Company shareholder as to how any shareholder should vote or act on any matter relating to the proposed Offer or Merger.

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  Offer Price. The Board considered that the Offer Price represents a premium of approximately 30% over the closing price of the Shares on The Nasdaq National Market on October 14, 2005, and a premium of approximately 25% over the average of the closing prices of the Shares on The Nasdaq National Market for the last 30 days of trading prior to October 16, 2005, the date of the announcement of the parties' execution of the Merger Agreement.

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  The Merger Agreement. The Board considered the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step tender offer and second-step merger, which may provide the Company's shareholders with an opportunity to receive cash on an accelerated basis, and the nature of the arm's length negotiation of the Merger Agreement.

  •
  Presentations and Management View. The Board considered the presentations by, and discussion of the terms of the Merger Agreement with, the Company's senior management, Baker Botts L.L.P. and Piper Jaffray. The Board also considered the belief of the Company's senior management that, based on its review of the Company's strategic alternatives and recent discussions with a substantial third party in the medical products industry to ascertain its level of interest in engaging in a business combination transaction with the Company, and based on Piper Jaffray's experience in the industry and contact with at least one other potential acquiror who had indicated that it did not have an interest in pursuing an acquisition of the Company at the time, it was highly unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its stockholders than the Offer and the Merger.

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  Strategic Alternatives. The Board considered potential strategic alternatives available to the Company and the viability and risks associated with each alternative, including the prospects for the Company on a stand-alone basis and the risks associated with achieving and executing upon the Company's business plan, both short-term and long-term. In particular, the Board considered the increased competition in the medical device industry and the recent entry of a competitor with significantly greater resources than the Company, and the fact that greater size, critical mass and resources are increasingly required for companies to successfully compete in this industry.

  •
  Trading Price of the Company Common Stock. The Board considered the recent and historical stock price performance of the shares of Company Common Stock.

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  Minimum Tender Condition. The Board considered the fact that the Offer is conditioned on there being tendered and not validly withdrawn a majority of the outstanding shares of Company Common Stock on a "fully-diluted basis" (as defined in the Merger Agreement) and the fact that St. Jude Medical is not permitted to waive this condition without the consent of the Board.

  •
  Other Conditions to Consummation. The Board considered the likelihood that the Offer and the Merger would be consummated, including the customary nature of the conditions to the Offer and the Merger, the absence of any financing condition, the experience, reputation and financial condition of St. Jude Medical, the consents and approvals required to consummate the Offer and the Merger, including regulatory clearance under the HSR Act (as defined below) and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals.

  •
  Fiduciary Out. The Board considered the fact that while the Merger Agreement prohibits the Company from soliciting proposals concerning an acquisition of the Company, the Board, in the exercise of its fiduciary duties, would be able, subject to compliance with certain requirements, to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior proposal (as defined in the Merger Agreement), and that the Board would be able to terminate the Merger Agreement and accept a superior acquisition proposal upon payment to St. Jude Medical of a termination fee of $35,000,000 and subject to compliance with certain other requirements.

  •
  Availability of Dissenters' Rights. The Board considered the fact that shareholders of the Company who believe that the terms of the Offer and the Merger are unfair have the right to dissent from the Merger and demand payment of the fair value for their shares, in lieu of the consideration to be received in the Merger, in accordance with Texas law, if such shareholders do not tender their shares in the Offer, do not vote in favor of the Merger and otherwise comply with Texas law.

        The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but summarizes the material factors considered. The members of the Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In view of the number and wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Intent to Tender

        To the best of the Company's knowledge, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer, other than such Shares, if any, that any such person or entity may have an unexercised right to purchase by exercising stock options. Following the Merger, St. Jude Medical or the Surviving Corporation will pay each holder of Company stock options that were vested at the effective time of the Merger cash in an amount equal to the product of (1) the amount, if any, by which $61.25 (or the highest price paid for any Share in the Offer) exceeds the per Share exercise price of such option holder's vested options and (2) the number of Shares underlying such option holder's vested options. Company stock options that are unvested at the effective time of the Merger will be converted into St. Jude Medical stock options in the manner specified in the Merger Agreement.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Company engaged Piper Jaffray to act as investment banker for the Company. Pursuant to the engagement letter between the Company and Piper Jaffray, dated as of September 16, 2005, Piper Jaffray is entitled to the following fees:

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  an opinion fee in the amount of $500,000, which was payable at the time Piper Jaffray delivered its fairness opinion;

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  a cash fee, payable upon closing of the transactions contemplated by the Merger Agreement, equal to 0.9% of the aggregate transaction value (as defined in the engagement letter) up to $1.12 billion; provided that to the extent the aggregate transaction value exceeds $1.12 billion (such excess, the "Differential"), such cash fee will be increased by an amount equal to 2.5% multiplied by the Differential; and provided further that any opinion fee paid to Piper will be deducted from any cash fee payable upon the closing; and

  •
  a cash fee equal to 15% of any termination fee that the Company receives if the transactions contemplated by the Merger Agreement are not completed and the Company receives a break-up fee, topping fee or other termination or nonconsummation fee.

        The Company has also agreed to indemnify Piper Jaffray and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws. In the ordinary course of business, Piper Jaffray may actively trade Shares and other securities of the Company, as well as securities of St. Jude Medical, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        The Company may engage a proxy solicitation or similar firm to assist in the solicitation of tenders of Shares and will pay any such firm fees at market rates.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        On August 1, 2005, pursuant to a previously adopted 10b5-1 plan, John Erickson, Vice President of Research and Development, sold 1,000 Shares at a price of $49.30 per share, 200 Shares at a price of $49.28 per share, 147 Shares at a price of $49.31 per share, 100 Shares at a price of $49.28 per share, 34 Shares at a price of $49.30 per share and 19 Shares at a price of $49.32 per share.

        No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than the execution and delivery of the Merger Agreement and the transactions described in the preceding paragraph.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Texas Business Corporation Act

        We are subject to Part Thirteen (the "Business Combination Law") of the TBCA. In general, the Business Combination Law prevents an "affiliated shareholder" or its affiliates or associates from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the affiliated shareholder's acquisition of shares unless: (1) before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder on that date; or (2) not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

        For the purposes of the Business Combination Law, an "affiliated shareholder" is defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares. A "business combination" is defined generally to include: (1) mergers or share exchanges; (2) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock representing 10% or more of the earning power or net income of the corporation; (3) certain issuances or transaction by the corporation that would increase the affiliated shareholder's number of shares of the corporation; (4) certain liquidations or dissolutions; and (5) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation.

        An "issuing public corporation" is defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Exchange Act, or any voting shares qualified for trading in a national market system.

        In accordance with the provisions of Article 13.03 of the TBCA, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Part Thirteen of the TBCA are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

        Dissenters' Appraisal Rights.    No appraisal rights are available in connection with the Offer. Upon completion of the Offer, however, St. Jude Medical will cause the Purchaser and the Company to effect the Merger, unless it is not lawful to do so, and each holder of Shares who has not tendered such holder's Shares in the Offer and who validly exercises such holder's appraisal rights in connection with the Merger by properly complying with the requirements of Articles 5.12, 5.13 and 5.16, as applicable, of the TBCA will have the right to have the "fair value" of such holder's Shares determined by a court and paid to them in cash. Under Texas law, if shareholders are given an opportunity to vote on the merger at a shareholders' meeting, the fair value of shares for purposes of the exercise of dissenters' appraisal rights in connection with the Merger is defined as the value of the Shares as of the day immediately preceding the shareholders' meeting, excluding any appreciation or depreciation in anticipation of the Merger. Alternatively, if shareholders are not given an opportunity to vote on the Merger because the Purchaser owns at least 90% of the Shares following the tender offer, the fair value of Shares for purposes of the exercise of dissenters' appraisal rights in connection with the Merger is defined as the value of the Shares as of the day before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. This value may be determined to be more or less than or the same as the $61.25 per share cash consideration to be received either in the Offer or pursuant to the terms of the Merger.

        Failure to follow the steps required by Articles 5.12, 5.13 and 5.16 of the TBCA for validly exercising dissenters' appraisal rights may result in the loss of dissenters' appraisal rights, in which event a record holder will be entitled to receive the consideration with respect to such holder's shares in accordance with the Merger. In view of the complexity of Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA, if you are considering dissenting from the Merger and pursuing appraisal rights, you are urged to consult your own legal counsel.

        Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

        Shareholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect to their Shares but, rather, will receive the Offer Price.

        The foregoing summary of the rights of objecting shareholders under the TBCA does not purport to be a complete statement of the procedures to be followed by shareholders of the Company desiring to exercise any available dissenters' appraisal rights. The foregoing discussion is qualified in its entirety by Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA, which are attached as Exhibit (a)(6)(ii) hereto.

        Short-form Merger.    Under the TBCA, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of the Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. If the Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under the TBCA, a significantly longer period of time will be required to effect the Merger.

Regulatory Approvals

        United States.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, the Purchaser has informed the Company that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about October 19, 2005. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. Prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, consummation of the Merger may be legally delayed only by court order. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

        The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or St. Jude Medical or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

        Foreign Jurisdictions.    St. Jude Medical and the Company conduct operations in a large number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. St. Jude Medical and the Purchaser currently intend to make filings or seek approvals in certain other jurisdictions if necessary; however, St. Jude Medical and the Purchaser do not expect such filings or approvals to materially delay the completion of the Offer or the consummation of the Merger. However, it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings as a condition to its approval.

Section 14(f) Information Statement

        The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by St. Jude Medical, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company Board other than at a meeting of the Company's shareholders.

Certain Other Matters

        Second Amendment to Rights Agreement.    Each Right issued pursuant to the Rights Agreement entitles the registered holder to purchase under some circumstances one share of Common Stock at a price of $133.33 a share, subject to adjustment. Generally, the Rights become exercisable 10 business days after the earlier of (1) the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding Common Stock or (2) the commencement of a tender offer or exchange offer, the consummation of which would result in beneficial ownership by a person or group of 20% or more of the Common Stock (the earlier of such dates being the "Distribution Date"). After any person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive that number of shares of Common Stock having a market value equal to two times the applicable purchase price of the Right. Upon the vote of the Board, the Rights may be redeemed at a price of $.01 per Right at any time prior to a person becoming an Acquiring Person.

        The Company and Computershare Investor Services LLC, as rights agent under the Rights Agreement, amended the Rights Agreement as of October 14, 2005 to provide, among other things, that (1) none of St. Jude Medical, the Purchaser or any of their respective affiliates or associates will become an Acquiring Person and (2) no Distribution Date, Stock Acquisition Date, Section 11(a)(ii) Event, Section 13 Event or Triggering Event (each, as defined in the Rights Agreement) will occur, in each case solely by virtue of (A) the Offer, (B) the acquisition of Common Stock pursuant to the Offer, the Merger or the Merger Agreement, (C) the execution and delivery of the Merger Agreement or (D) the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Item 9.    Material to be Filed as Exhibits.

        The following Exhibits are attached hereto:

Exhibit Number	Description
(a)(1)	Letter to the shareholders of the Company, dated October 18, 2005.
(a)(2)	Offer to Purchase, dated October 18, 2005
(a)(3)	Form of Letter of Transmittal.
(a)(4)	Opinion of Piper Jaffray & Co., dated as of October 14, 2005 (included as Annex A to this Statement).
(a)(5)	Joint Press Release issued by the Company and St. Jude Medical on October 16, 2005 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on October 17, 2005).
(a)(6)(i)	Part 13 of the Texas Business Corporation Act.
(a)(6)(ii)	Articles 5.11, 5.12, 5.13 and 5.16(E) of the Texas Business Corporation Act.
(e)(1)
Agreement and Plan of Merger, dated as of October 15, 2005, among St. Jude Medical, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on October 17, 2005).
(e)(2)	Information Statement of the Company, dated October 18, 2005 (included as Annex B hereto).
(e)(3)	Confidentiality Agreement dated July 28, 2005 between the Company and St. Jude Medical.
(e)(4)	Special Termination Agreement between the Company and Christopher G. Chavez, President and Chief Executive Officer, dated as of April 1, 2002.
(e)(5)	Special Termination Agreement between the Company and Mr. Kenneth G. Hawari, General Counsel, Executive Vice President—Corporate Development and Secretary, dated as of April 1, 2002.
(e)(6)	Special Termination Agreement between the Company and Mr. Scott F. Drees, Executive Vice President—Operations, dated as of May 25, 2001.
(e)(7)	Special Termination Agreement between the Company and Mr. F. Robert Merrill, III, Chief Financial Officer, dated as of May 25, 2001.
(e)(8)	Special Termination Agreement between the Company and Mr. James P. Calhoun, Vice President—Human Resources, dated as of May 25, 2001.
(e)(9)	Special Termination Agreement between the Company and Mr. John H. Erickson, Vice President—Research & Development, dated as of May 25, 2001.
(e)(10)	Special Termination Agreement between the Company and Mr. Stuart B. Johnson, Vice President—Manufacturing, dated as of May 25, 2001.
(e)(11)	Second Amendment to Rights Agreement, dated as of October 14, 2005.
(g)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ADVANCED NEUROMODULATION SYSTEMS, INC.
By:	/s/ KENNETH G. HAWARI
	Name:	Kenneth G. Hawari
	Title:	Executive Vice President—Corporate Development, General Counsel and Secretary

ANNEX A

October 14, 2005

Personal and Confidential

The Board of Directors
Advanced Neuromodulation Systems, Inc.
6901 Preston Road
Plano, TX 75024

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the proposed consideration to be paid to the holders of common stock, par value $0.05 per share (the "Common Stock"), of Advanced Neuromodulation Systems, Inc., a Texas corporation ("the "Company"), by St. Jude Medical, Inc., a Minnesota corporation ("Acquiror"), pursuant to the Agreement and Plan of Merger (the "Agreement"), to be entered into among the Company, Acquiror and Apollo Merger Corp., a Texas corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"). The Agreement provides for (i) the commencement by Acquiror or Merger Sub of a tender offer (the "Tender Offer") to purchase each outstanding share of Common Stock for $61.25 per share (the "Offer Price"), and (ii) the subsequent merger (the "Merger") of Merger Sub with and into the Company in which each share of Common Stock not acquired in the Tender Offer, other than shares of Common Stock held in treasury by the Company or held by Acquiror or any affiliate of Acquiror, or as to which dissenter's rights have been perfected, will be converted into the right to receive $61.25 per share (the "Per Share Price"). The Tender Offer and the Merger are collectively referred to herein as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have been engaged to act as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company, a substantial portion of which is contingent upon the consummation of the Transaction. We will also receive a fee from the Company for providing this opinion, which will be credited against the fee for financial advisory services. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services and to reimburse us for certain expenses in connection with our services. We write research on the Company and Acquiror and make a market in the common stock of the Company and Acquiror. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Acquiror for our own account or the accounts of our customers and, accordingly, we may at any time hold a long or short position in such securities. We have provided investment banking services to the Company in the past on unrelated transactions, for which we have received customary fees, including acting as underwriter in the May 22, 2002 public offering of the Company's Common Stock.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have reviewed: (i) the financial terms of the draft of the Agreement dated October 14, 2005; (ii) certain publicly available financial, business and operating information related to the Company; (iii) certain internal financial projections for the Company that were prepared for financial planning purposes and furnished to us by the management of the Company; (iv) certain publicly available market and securities data of the Company; (v) certain financial, market performance and other data of certain other public companies that we deemed relevant; (vi) the financial terms, to the extent publicly available, of certain merger transactions that we deemed relevant; and (vii) other information, financial studies, analyses and investigations and other factors that we deemed relevant for purposes of our opinion. We have also conducted discussions with members of the senior management of the Company and members of the Board of Directors of the Company concerning the financial condition, historical and current operating results, business and prospects for the Company.

We have relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information provided to us by the Company or otherwise made available to us, and have not assumed responsibility independently to verify such information. The Company has advised us that they do not publicly disclose internal financial planning information of the type provided to us and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. We have further relied upon the assurances of the management of the Company that the information provided has been prepared on a reasonable basis, in accordance with industry practice, and, with respect to financial forecasts, projections and other estimates and other business outlook information, reflects the best currently available estimates and judgments of the management of the Company, is based on reasonable assumptions and that there is not (and the management of the Company is not aware of) any information or facts that would make the information provided to us incomplete or misleading. We express no opinion as to such financial forecasts, projections and other estimates and other business outlook information or the assumptions on which they are based. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company and Acquiror are not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the Transaction.

We have assumed that the final form of the Agreement will be in all material respects identical to the last draft reviewed by us, without modification of material terms or conditions by the Company, Acquiror or any other party thereto. We have also assumed the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and with full satisfaction of all covenants and conditions without any waiver by any party of any material obligations thereunder. In arriving at our opinion, we have assumed that all necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or alter the terms of the Transaction. We express no opinion regarding whether the necessary approvals or other conditions to the consummation of the Transaction will be obtained or satisfied.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its respective affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion as to the price at which shares of Common Stock have traded or may trade following the announcement of the Transaction or at any time. We have not agreed or undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is solely for the benefit and use of the Board of Directors of the Company in connection with its consideration of the Transaction and may not be relied upon by any other person. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares of Common Stock pursuant to the Tender Offer, how such stockholder should vote at any meeting relating to the Merger or how such stockholder should otherwise act with respect to the Transaction, and should not be relied upon by any stockholder as such.

This opinion addresses solely the fairness, from a financial point of view, to holders of Common Stock of the proposed Offer Price and the Per Share Price set forth in the Agreement and does not address any other terms or agreement relating to the Transaction.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Tender Offer or the Merger or any other matter contemplated by the Agreement, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, or Acquiror's ability to fund the Offer Price and the Per Share Price. We express no opinion as to whether any alternative transaction might produce consideration for the stockholders of the Company in excess of the amount contemplated in the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price proposed to be paid in the Tender Offer and the Per Share Price proposed to be paid in the Merger, in each case pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Stock as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

/s/ Piper Jaffray

ANNEX B

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about October 18, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Advanced Neuromodulation Systems, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Apollo Merger Corp. (the "Purchaser") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On October 15, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with St. Jude Medical, Inc., a Minnesota corporation ("St. Jude Medical"), and the Purchaser, a Texas corporation and a wholly owned subsidiary of St. Jude Medical, pursuant to which the Purchaser has commenced a tender offer to purchase each issued and outstanding share of common stock, par value $.05 per share, of the Company (the "Common Stock"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 30, 1996, between the Company (formerly Quest Medical, Inc.) and Computershare Investor Services LLC (formerly KeyCorp Shareholder Services, Inc.), as rights agent, as amended from time to time (the "Rights Agreement") (each, a "Share"), for $61.25, net to the seller in cash (such price per share, or the highest price paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated October 18, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(2) and (a)(3), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by St. Jude Medical and the Purchaser with the Securities and Exchange Commission (the "Commission") on October 18, 2005. The Merger Agreement provides that no later than the second business day after the satisfaction or waiver of certain conditions, and in accordance with the Texas Business Corporation Act (the "TBCA"), the Purchaser will be merged with and into the Company with the Company surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of common stock, par value $.01 per share, of the Purchaser will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, all Shares held in the treasury of the Company and any Shares owned by St. Jude Medical or the Purchaser will automatically be canceled and retired and will cease to exist and all other issued and outstanding Shares (other than dissenting Shares, (as contemplated by Articles 5.12 and 5.13 of the TBCA) and Restricted Shares (as defined in the Statement) that remain subject to repurchase or risk of forfeiture) will immediately cease to be outstanding, will automatically be canceled and retired, will cease to exist, and will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the "Per Share Price"). Shares held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Articles 5.11, 5.12 and 5.13 of the TBCA relating to dissenters' rights of appraisal (the "Dissenting Shares") will not be converted into a right to receive the Per Share Price, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on October 18, 2005 and which is being mailed to shareholders of the Company along with this Information Statement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to St. Jude Medical, the Purchaser or the St. Jude Medical Designees (as defined below) has been provided by St. Jude Medical. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 18, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 15, 2005 unless the Purchaser extends it.

GENERAL

        The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Each share has one vote. As of the close of business on October 17, 2005, there were 20,206,306 outstanding shares of Common Stock. As of such date, St. Jude Medical and the Purchaser did not own any shares of Common Stock. See "Ownership of Common Stock by Certain Beneficial Owners and Management" below.

RIGHT TO DESIGNATE DIRECTORS AND THE PURCHASER DESIGNEES

The Board of Directors of the Company

        The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, concurrently with the purchase of and payment for any Shares by St. Jude Medical or the Purchaser pursuant to the Offer as a result of which St. Jude Medical or the Purchaser and their affiliates own beneficially at least a majority of the then outstanding Shares, and from time to time thereafter, the Purchaser will be entitled to designate upon written notice to the Company such number of directors (the "St. Jude Medical Designees"), rounded up to the next whole number, as will give St. Jude Medical or the Purchaser or their respective affiliates representation on the Board equal to the number of directors which equals the product of the total number on the Board of Directors and the percentage that the aggregate number of Shares beneficially owned by St. Jude Medical and the Purchaser and their affiliates bears to the total number of Shares then issued and outstanding.

        Additionally, the Merger Agreement provides that the Company will, concurrently with the purchase of and payment for any Shares by St. Jude Medical or the Purchaser pursuant to the Offer as a result of which St. Jude Medical or the Purchaser and their affiliates own beneficially at least a majority of the then outstanding Shares, upon request of St. Jude Medical or the Purchaser, promptly increase the size of the Board from seven to nine members and exercise its best efforts to secure the resignations of such number of directors as is necessary to enable St. Jude Medical's or the Purchaser's designees to be elected to the Board and, subject to applicable law, shall cause the Purchaser's designees to be so elected. The Merger Agreement also provides that the Company will, if requested by St. Jude Medical or the Purchaser, and subject to applicable law and Nasdaq rules, use its best efforts to cause each committee of the Board of the Company and the Board of Directors of each subsidiary of the Company to include persons designated by St. Jude Medical or the Purchaser constituting the same percentage of each such committee and the Board of Directors of each subsidiary of the Company as St. Jude Medical's or the Purchaser's designees represent on such board of directors.

        Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company will have at least four Directors who were members of the Board as of the date of the Merger Agreement, three of whom will not be officers of the Company or designees, affiliates or associates (within the meaning of the federal securities laws) of St. Jude Medical or the Purchaser prior to the date of the Merger Agreement (the "Independent Directors"). If fewer than three Independent Directors remain then the remaining Independent Directors (if any) (or if no Independent Directors remain, the other Directors) will designate persons to fill the vacancies who will not be either officers of the Company or designees, shareholders, affiliates or associates of St. Jude Medical or the Purchaser. So long as St. Jude Medical and the Purchaser collectively own a majority of the Shares, in no event shall St. Jude Medical's designees be less than a majority of the Board. Notwithstanding anything in the Merger Agreement to the contrary, during the period after the election or appointment of directors designated by St. Jude Medical or the Purchaser but prior to the Effective Time, the Board will, to the fullest extent permitted by applicable law, delegate to a committee of the Board comprised solely of the Independent Directors the sole responsibility for (1) the amendment or termination of the Merger Agreement (in either case in accordance with the terms of the Merger Agreement), (2) the waiver of any of the Company's rights or remedies under the Merger Agreement, (3) the extension of the time for performance of St. Jude Medical's or the Purchaser's obligations under the Merger Agreement, or (4) the assertion or enforcement of the Company's rights under the Merger Agreement.

        The St. Jude Medical Designees will be selected by St. Jude Medical or the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. If necessary, St. Jude Medical may choose additional or other St. Jude Medical Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. None of the St. Jude Medical Designees currently is a director of, or holds any positions with, the Company. St. Jude Medical has advised the Company that, to the best of St. Jude Medical's knowledge, except as set forth below, none of the St. Jude Medical Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between St. Jude Medical and the Company that have been described in the Offer to Purchase or the Statement.

Name, Age, and Principal Occupation and Employment History of the St. Jude Medical Designees

        The name, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as St. Jude Medical Designees are set forth below. Unless otherwise indicated, the business address of each such person is c/o St. Jude Medical: One Lillehei Plaza, St. Paul, Minnesota 55117-9983 and its telephone number is (651) 483-2000.

Name	Principal Occupation or Employment During the Past Five Years	Age
John C. Heinmiller	Executive Vice President and Chief Financial Officer of St. Jude Medical since 2004. From 1998 to 2004, Mr. Heinmiller was Vice President of Finance and Chief Financial Officer.	51
Kevin T. O'Malley	Vice President and General Counsel of St. Jude Medical since 1994. Corporate Secretary of St. Jude Medical since 1996.	51
Donald J. Zurbay	Corporate Controller of St. Jude Medical since 2004. From 2003 to 2004, Mr. Zurbay was Director of Corporate Finance of St. Jude Medical. From 1999 to 2003, he served as Senior Audit Manager at PricewaterhouseCoopers LLP.	38
Stephen K. Kozachok	Associate General Counsel of St. Jude Medical since August 2005. From 2004 to 2005, Mr. Kozachok was a partner at the law firm of Dorsey & Whitney LLP, where he served as associate legal counsel from 1997 to 2004.	36
Robert G. Frenz	Assistant Treasurer of St. Jude Medical since 1993.	46

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of October 17, 2005, the beneficial ownership of each current director, each nominee for director, the Chief Executive Officer and the Company's four other most highly compensated executive officers (the "Named Executive Officers"), all executive officers and directors as a group and each shareholder known to management of the Company to own beneficially more than 5% of our outstanding common stock. Except as otherwise noted, the address of each person listed in the table is c/o the Company at 6901 Preston Road, Plano, Texas 75024-2508.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)		Percent of Class(2)
Franklin Resources Inc., One Franklin Parkway, San Mateo, California 94403-1906	2,566,676	(3)	12.70%
FMR Corp. 82 Devonshire Street, Boston, Massachusetts 02109	2,467,352	(4)	12.21%
Brown Capital Management, Inc. 1201 N. Calvert Street, Baltimore, Maryland 21202	980,750	(5)	4.85%
T. Rowe Price Associates, Inc. 100 E. Pratt Street, Baltimore, Maryland 21202	1,068,350	(6)	5.29%
Longwood Investment Advisors, Inc. 1275 Drummers Lane, Suite 207, Wayne, Pennsylvania 19087	1,062,850	(7)	5.26%
Westcap Investors, LLC 1111 Santa Monica Blvd., Suite 820, Los Angeles, California 90025	1,055,197	(8)	5.22%
Christopher G. Chavez	279,186	(9)	1.37%
Scott F. Drees	107,751	(10)	*
Robert C. Eberhart, Ph.D.	56,338	(11)	*
John H. Erickson	128,473	(12)	*
Kenneth G. Hawari	82,045	(13)	*
Joseph E. Laptewicz	24,863	(14)	*
J. Philip McCormick	18,113	(15)	*
F. Robert Merrill III	57,731	(16)	*
Hugh M. Morrison	34,375	(17)	*
Richard D. Nikolaev	54,052	(18)	*
Michael J. Torma, M.D.	13,614	(19)	*
All directors and executive officers as a group, including those named above (13 persons)	1,071,385	(20)	5.12%

*
Denotes less than 1.0%.

(1)
Unless otherwise noted and subject to community property laws, where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)
Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

(3)
Based on information obtained by the Company from Schedule 13G filed by Franklin Resources, Inc. with the Commission on May 9, 2005.

(4)
Based on information obtained by the Company from Schedule 13G/A filed by FMR Corp. with the Commission on February 14, 2005.

(5)
Based on information obtained by the Company from Schedule 13G/A filed by Brown Capital Management, Inc. with the Commission on April 22, 2005.

(6)
Based on information obtained by the Company from Schedule 13G/A filed by T. Rowe Price Associates, Inc. with the Commission on February 15, 2005. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of the securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(7)
Based on information obtained by the Company from Schedule 13G filed by Longwood Investment Advisors, Inc. with the Commission on February 15, 2005.

(8)
Based on information obtained by the Company from Schedule 13G filed by Westcap Investors, LLC, with the Commission on February 7, 2005.

(9)
Includes 176,364 shares subject to options exercisable within 60 days. Also includes 23,435 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(10)
Includes 75,593 shares subject to options exercisable within 60 days. Also includes 10,875 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(11)
Includes 21,563 shares subject to options exercisable within 60 days. Also includes 3,300 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(12)
Includes 106,723 shares subject to options exercisable within 60 days. Also includes 8,250 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(13)
Includes 70,000 shares subject to options exercisable within 60 days. Also includes 12,045 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(14)
Includes 21,563 shares subject to options exercisable within 60 days. Also includes 3,300 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(15)
Includes 14,063 shares subject to options exercisable within 60 days. Also includes 3,300 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(16)
Includes 48,876 shares subject to options exercisable within 60 days. Also includes 8,855 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(17)
Includes 29,375 shares subject to options exercisable within 60 days. Also includes 5,000 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(18)
Includes 20,312 shares subject to options exercisable within 60 days. Also includes 3,300 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(19)
Includes 10,314 shares subject to options exercisable within 60 days. Also includes 3,300 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

(20)
Includes 728,663 shares subject to options exercisable within 60 days. Also includes 100,190 shares of restricted stock with restrictions that lapse one-third on April 26, 2007, one-third on April 26, 2008 and one-third on April 26, 2009.

BOARD OF DIRECTORS

        At each annual current meeting of shareholders, the nominees for director stand for election for a one-year term. Biographical information on each current director, including his or her age follows. Unless otherwise indicated, each person has been engaged in the principal occupation shown for the past five years.

Name	Principal Occupation or Employment During the Past Five Years	Age	Director Since
Hugh M. Morrison(1)(4)	President and Chief Executive Officer of Clean Acquisition, Inc. and Pilgrim Cleaners, Inc. since March 1996; Chairman of the Board of the Company since January 1998. On January 5, 2004, Clean Acquisition, Inc. and Pilgrim Cleaners, Inc. each filed a petition under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of Texas, Houston Division.	58	1983
Robert C. Eberhart, Ph.D.(1)(2)	Professor of Engineering in Surgery, University of Texas Southwestern Medical Center, Dallas, Texas since September 1976; Adjunct Professor of Biomedical Engineering, University of Texas at Arlington, Arlington, Texas since September 2001; Chairman, Joint Program in Biomedical Engineering, University of Texas Southwestern Medical Center, Dallas, Texas and University of Texas at Arlington, Arlington, Texas from September 1983 to December 1999.	68	1994
Michael J. Torma, M.D.(1)(2)	Principal and Chief Executive Officer of Torma Executive Consult, LLC since September 2001; Vice President—Technology Development of Biomedical Research Foundation of Northwest Louisiana; Director of the Center for Biomedical Technology Innovation (CBTI) from September 1996 to August 2001.	63	1994
Richard D. Nikolaev(3)(4)	President and Chief Executive Officer of NIKOR Enterprises, Inc. since November 1997.	67	1996

Christopher G. Chavez	President, Chief Executive Officer and Director of the Company since April 1998; Director of the Visiting Nurse Association of North Texas (VNA) since October 2000; Director of the Medical Device Manufacturers Association (MDMA) since June 2001 and Chairman of the Board from May 2003 to May 2005; Director of Advanced Medical Optics, Inc. since June 2002; Director of the Dallas/Ft. Worth Health Industry Council (HIC) from February 1999 to January 2003 and Chairman of the Board from January 2003 to January 2005.	50	1998
Joseph E. Laptewicz(3)(4)	Chairman of Empi, Inc. from January 2001 to September 2004; Chairman and Chief Executive Officer of Empi, Inc. from April 1999 to December 2000; President and Chief Executive Officer of Empi, Inc. from October 1994 to March 1999.	56	1998
J. Philip McCormick(3)	Independent investor and corporate advisor since 1999; Executive Vice President and Chief Financial Officer of Highwaymaster Communication, Inc. from 1997 to 1998; Senior Vice President and Chief Financial Officer of Enserch Exploration, Inc. from 1995 to 1997; Senior Vice President—Transmission of Lone Star Gas Company, a division of Enserch Corporation, from 1993 to 1995; Senior Vice President—Finance of Lone Star Gas Company from 1991 to 1993; Audit Partner, member of senior management and member of the Board of Directors of KPMG and KMG Main Hurdman from 1973 to 1991.	63	2003

(1)
Member of the Compensation Committee of the Board.

(2)
Member of the Stock Option Plan Committee of the Board.

(3)
Member of the Audit Committee of the Board.

(4)
Member of the Nominating and Corporate Governance Committee of the Board.

Director Compensation

        Cash Compensation.    Directors who are also employees do not receive additional compensation for serving as Directors. Non-employee Directors generally receive an annual retainer of $12,000, the Chairman of the Audit Committee receives an annual retainer of $15,000 and the Chairman of the Board of Directors receives an annual retainer of $80,000. In addition, non-employee directors receive a $2,000 director's fee for each Board meeting attended, $600 for each committee meeting attended and reimbursement of all expenses incurred in attending such meetings. No additional compensation is paid for meeting attendance or committee membership.

        Directors of the Company may be granted nontransferable stock options under certain of the Company's stock incentive plans. Stock options are granted to directors with an exercise price equal to the fair market value of the Company's common stock on the grant date. In addition, the exercise period for options cannot exceed six years and each option vests ratably over a four-year period. During 2004, the following directors were issued stock options on March 4, 2004 at an exercise price of $41.00:

Name	Number of shares covered by stock options
Robert C. Eberhart, Ph.D.	11,250 shares
Joseph E. Laptewicz	11,250 shares
Hugh M. Morrison	20,000 shares
Richard D. Nikolaev	11,250 shares
Michael J. Torma, M.D.	11,250 shares
J. Philip McCormick	11,250 shares

        During 2004, three non-management directors exercised stock options. In January 2004, Mr. Morrison exercised stock options to purchase 45,000 shares of Common Stock at an exercise price of $3.3333 per share. The net value of such securities to Mr. Morrison (market value less exercise price) at the time of exercise was approximately $1,919,102. In February 2004, Mr. Torma exercised stock options to purchase 6,949 shares of Common Stock at a weighted average exercise price of $19.2551 per share. The net value of such securities to Mr. Torma at the time of exercise was approximately $170,701. In April 2004, Mr. Nikolaev exercised stock options to purchase 11,250 shares of Common Stock at an exercise price of $3.3334. The net value of such securities to Mr. Nikolaev at the time of exercise was approximately $268,725.

2004 Board Meetings

        The Board held eight meetings during the 2004 fiscal year. All directors attended at least 75% of the aggregate of (1) the total number of meetings of the Board, and (2) the total number of meetings held by all committees of the Board on which he served. The Company has not adopted a formal policy on directors' attendance at Board or shareholder meetings, because the Board believes that director attendance, preparedness and active participation have been stressed and adhered to by the current Board. The Board will continue to monitor director attendance and will formally adopt a policy if it deems appropriate. All of the directors except Mr. Torma attended the 2004 Annual Meeting of Shareholders and the 2004 Annual Meeting of Directors.

Director Independence

        The Board has determined that except for Christopher G. Chavez, our President and Chief Executive Officer, no other director has a relationship, which in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that except for Mr. Chavez, all other directors meet the criteria for independence under the Nasdaq listing standards. The Board has also determined that the members of each of its committees, including the Audit Committee and the Nominating and Corporate Governance Committee, meet the criteria for membership applicable to each committee under the Nasdaq listing standards and applicable Commission rules and regulations.

Board Committees

        Standing committees of the Board include the Audit Committee, Compensation Committee, Stock Option Committee and the Nominating and Corporate Governance Committee. Committee members are appointed annually by the Board and serve until their successors are appointed and qualified or until their earlier resignation or removal.

        In May 2005, the Board appointed the following members to serve on the Audit, Compensation, Stock Option and Nominating and Corporate Governance Committees:

Audit Committee	Compensation Committee	Stock Option Committee	Nominating and Corporate Governance Committee
Joseph E. Laptewicz	Robert C. Eberhart	Robert C. Eberhart	Hugh M. Morrison (Chair)
Richard D. Nikolaev	Hugh M. Morrison	Michael J. Torma (Chair)	Joseph E. Laptewicz
J. Philip McCormick (Chair)	Michael J. Torma (Chair)		Richard D. Nikolaev

Board Committees

        Audit Committee.    The Audit Committee (1) oversees the integrity of the financial reporting process, system of internal accounting controls and financial statements and reports of the Company, (2) appoints, terminates, compensates and oversees the work of the independent registered public accounting firm, (3) pre-approves all audit, review and permitted non-audit services provided by the independent registered public accounting firm, (4) periodically meets with management, the independent registered public accounting firm and the Board, (5) provides the Board with information and materials as it deems necessary to make the Board aware of significant financial, accounting and internal control matters of the Company and (6) otherwise complies with its responsibilities and duties as set forth in the Company's Audit Committee Charter. The written charter of the Company's Audit Committee can be found on the "Corporate Governance" section of the Company's website at www.ans-medical.com.

        The Audit Committees members are independent within the meaning of the listing standards of The Nasdaq National Market. The Board has made the determination that Mr. McCormick has the attributes of an "audit committee financial expert" as defined by the regulations of the Commission. The Audit Committee met ten times in 2004 with all members in attendance.

        Compensation Committee.    The Compensation Committee establishes the Company's executive compensation policies and approves the Company's executive officers' compensation. The Compensation Committee met one time in 2004 with all members in attendance.

        Stock Option Committee.    The Stock Option Committee is vested with full authority to select participants, grant incentive awards, determine the number of shares subject to each award, the exercise price of each award, if any, and in general, to administer and interpret such rules and regulations as it deems necessary to administer the Company's stock incentive plans. The Stock Option Committee met one time in 2004 with all members in attendance and acted by unanimous written consent in 2004 on thirteen occasions.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee: (1) identifies individuals as candidates for Board members; (2) recommends that the Board select the director nominees to stand for election at the Annual Meeting of Shareholders; (3) assists the Board in determining the composition of the Board and its committee and in establishing criteria for director nominees; (4) establishes policies and procedures for submission of director candidates by shareholders; (5) periodically evaluates Board member performance; and (6) reviews existing and develops new Board corporate governance principles and policies. The Nominating and Corporate Governance Committee was appointed in November 2004 and consequently did not meet as a committee until 2005. The Nominating and Corporate Governance Committee's members are independent within the meaning of the listing standards of The Nasdaq National Market. The written charter of the Company's Nominating and Corporate Governance Committee can be found on the "Corporate Governance" section of the Company's website at www.ans-medical.com.

Board Composition and Director Qualifications

        Pursuant to our new Nominating and Corporate Governance Committee's duly adopted charter, director nominees are recommended for Board selection by the Committee, which is comprised solely of independent members of the Board. The Board periodically assesses the appropriate size and composition of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Corporate Governance Committee will review and assess potential director candidates. Various methods are utilized for identifying and evaluating director candidates. Generally, candidates come to the Nominating and Corporate Governance Committee's attention through recommendations of Board members, management or professional search firms. Director candidates should, at a minimum:

  •
  possess relevant business and financial expertise and experience, including a basic understanding of financial statements;

  •
  have exemplary character and integrity and be willing to work constructively with others;

  •
  have sufficient time to devote to Board meetings and consultation on Board matters; and

  •
  be free of conflicts of interest that violate applicable law or interfere with director performance.

        In addition, the Nominating and Corporate Governance Committee seeks director candidates who possess qualities and skills, including but not limited to, the following:

  •
  the capacity and desire to represent the interests of the Company's shareholders as a whole;

  •
  accomplished in their respective field, with superior credentials and recognition;

  •
  ability to contribute to the mix of skills, core competencies and qualifications of the Board through expertise in one or more of the following areas: accounting and finance, mergers and acquisitions, business and management, law, academia, strategic planning, investor relations, executive leadership development or executive compensation;

  •
  service as a senior officer of, or a trusted advisor to senior management of, a publicly-held company; and

  •
  knowledge of the critical aspects of the Company's business and operations.

        The Nominating and Corporate Governance Committee will consider qualified candidates recommended by shareholders who have complied with the procedures of our Bylaws. The director qualifications set forth above are general in nature and the committee may modify them from time to time as it deems appropriate. These are only threshold criteria, however, and the Board will also consider the contributions that a candidate can be expected to make to the collective functioning of the Board based on the totality of the candidate's credentials, experience and expertise, the composition of the Board at the time, and other relevant circumstances.

Director Recommendations by Shareholders

        The Nominating and Corporate Governance Committee will carefully consider all qualified director candidates, whether such candidates are recommended by a shareholder or otherwise. As the Company has never received a director recommendation from an outside shareholder, and will consider qualified candidates from many sources, the Company has not adopted a formal policy on shareholders submitting director recommendations. The Nominating and Corporate Governance Committee will evaluate all director candidates, including incumbents, on the criteria set forth above in "Board Composition and Director Qualifications." Any shareholder wishing to recommend a director candidate for the 2006 Annual Meeting of Shareholders should include the following information with their recommendation in order to facilitate the independent directors' review and consideration:

  •
  The name, telephone number and address of the recommending shareholder.

  •
  The name, age, business address and residence of the director candidate.

  •
  The principal occupation or employment of the director candidate for the past five years.

  •
  A description of the director candidate's qualifications to serve as a director, including financial expertise and why the candidate qualifies or does not qualify as "independent" under the Nasdaq listing standards.

  •
  The number of the Company's common shares beneficially owned by the director candidate, if any.

  •
  A description of any arrangements or understandings between the recommending shareholder and the director candidate, if any, or any other person pursuant to which the recommending shareholder is making the recommendation.

  •
  Whether or not the recommending shareholder and the director candidate consent to being named in the Company's proxy statement with respect to disclosures regarding the nomination.

        The Nominating and Corporate Governance Committee will continue to periodically reassess the Company's need to adopt a formal policy for the receipt of director recommendations by shareholders and will implement such policy at the time it deems appropriate.

Communications with the Board

        Shareholders may communicate with the Board, Board committees, non-management directors as a group and individual directors by submitting their communications in writing to the Company's Corporate Secretary. All communications must identify the author, state that the author is a shareholder of the Company and be forwarded to the following address:

Advanced Neuromodulation Systems, Inc.
6901 Preston Road
Plano, Texas 75024-2508
Attn: Corporate Secretary
Re: Shareholder Communication

        The Company's Corporate Secretary will distribute all shareholder communications to the intended recipient upon receipt.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

        Robert C. Eberhart, Hugh M. Morrison and Michael J. Torma served on the Company's Compensation Committee during fiscal 2004. None of the Company's executive officers served during fiscal year 2004 as a member of the board of directors or compensation committee of any entity that has had one or more executive officers which served as a member of the Board or Compensation Committee.

EXECUTIVE OFFICERS

        The executive officers of the Company are as follows:

Name	Age	Executive Position	Officer Since
Christopher G. Chavez	50	President, Chief Executive Officer and Director	1998
F. Robert Merrill III	55	Executive Vice President—Finance, Chief Financial Officer and Treasurer	1981
Scott F. Drees	48	Executive Vice President—Sales and Marketing	1996
Kenneth G. Hawari	46	General Counsel, Executive Vice President—Corporate Development and Secretary	2002
James P. Calhoun	55	Vice President—Human Resources	1995
John H. Erickson	57	Vice President—Research and Development	1996
Stuart B. Johnson	58	Vice President—Manufacturing	1997

        Mr. Chavez has been President, Chief Executive Officer and Director of the Company since April 1998.

        Mr. Merrill has been Executive Vice President—Finance of the Company since March 1998, Chief Financial Officer of the Company since April 1994, Treasurer of the Company since February 1981 and was Secretary of the Company from February 1989 to June 2002.

        Mr. Drees has been Executive Vice President—Sales and Marketing of the Company since March 1998 and was Vice President—Sales and Marketing of the Company from April 1996 to March 1998.

        Mr. Hawari has been General Counsel and Executive Vice President—Corporate Development of the Company since February 2002 and Secretary of the Company since June 2002. Prior to joining the Company, Mr. Hawari was a partner in the Dallas-based law firm of Hughes & Luce, LLP, where he served as the head of the Corporate Section and as a member of the firm's Management and Executive Committees. Mr. Hawari joined Hughes & Luce in 1984.

        Mr. Calhoun has been Vice President—Human Resources of the Company since April 1995.

        Mr. Erickson has been Vice President—Research and Development of the Company since September 1996.

        Mr. Johnson has been Vice President—Manufacturing of the Company since June 1997.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Common Stock, to file certain reports regarding ownership of, and transactions in, the Company's securities with the Commission and with The Nasdaq National Market. These officers, directors, and 10% shareholders are also required to furnish the Company with copies of all Section 16(a) forms that they file.

        Upon receipt of the appropriate information, the Company prepared all Section 16(a) filings for its directors and executive officers since the fiscal year ended December 31, 2003, subject to their review and signing prior to filing with the Commission. The Company believes that it timely and correctly made all required Section 16(a) filings since the fiscal year ended December 31, 2003, except for a Form 4 filed on behalf of Mr. Jim Calhoun which was untimely filed on November 5, 2004.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following tables set forth certain information regarding compensation of the Messrs. Chavez, Drees, Merrill, Erickson and Hawari (the "Named Executive Officers") for the periods indicated.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation					Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Comp. (1)($)	Restricted Stock Award(s)($)	Securities Underlying Options/ SARs(#)	LTIP Payouts ($)	All Other Compens- ation(2)($)
Christopher G. Chavez (President and C.E.O.)	2004 2003 2002	$ $ $	333,692 295,124 250,846	$ $ $	155,520 360,000 301,455	— — —	— — —	150,000 150,000 75,000	— — —	$ $ $	6,500 6,000 5,500
Scott F. Drees (Executive Vice President)	2004 2003 2002	$ $ $	222,870 198,431 181,873	$ $ $	51,936 120,204 124,619	— — —	— — —	75,000 75,000 37,500	— — —	$ $ $	6,500 6,000 5,500
F. Robert Merrill III (C.F.O.)	2004 2003 2002	$ $ $	181,952 163,510 151,171	$ $ $	42,360 98,952 90,790	— — —	— — —	60,000 60,000 30,000	— — —	$ $ $	6,500 6,000 5,500
John H. Erickson (Vice President, Research and Development)	2004 2003 2002	$ $ $	168,688 147,074 134,181	$ $ $	39,384 89,496 80,623	— — —	— — —	60,000 60,000 22,500	— — —	$ $ $	6,500 6,000 5,500
Kenneth G. Hawari (General Counsel, Executive Vice President and Secretary)	2004 2003 2002	$ $ $	240,277 214,154 177,692	$ $ $	116,650 216,000 183,000	— — —	— — —	60,000 60,000 112,000	— — —	$ $ $	6,500 6,000 5,500

(1)
None of the Named Executive Officers received personal benefits, securities or property in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus.

(2)
Reflects matching employer contributions under the Company's Employees 401(k) Savings Plan.

Option/SAR Grants in 2004 Fiscal Year (Individual Grants):

	Number of Securities Underlying Options/SARs Granted(1) (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
			Exercise or Base Price ($/Sh)	Expiration Date
					5%	10%
Christopher G. Chavez	51,750 98,250	6.05 11.49	41.00 32.63	03/04/2014 06/01/2014	1,334,126 2,015,823	3,380,805 5,108,290
Scott F. Drees	25,875 49,125	3.03 5.74	41.00 32.63	03/04/2014 06/01/2014	667,063 1,007,911	1,690,403 2,554,145
F. Robert Merrill III	20,700 39,300	2.42 4.59	41.00 32.63	03/04/2014 06/01/2014	533,651 806,329	1,352,322 2,043,316
John H Erickson	20,700 39,300	2.42 4.59	41.00 32.63	03/04/2014 06/01/2014	533,651 806,329	1,352,322 2,043,316
Kenneth G. Hawari	20,700 39,300	2.42 4.59	41.00 32.63	03/04/2014 06/01/2014	533,651 806,329	1,352,322 2,043,316

(1)
Vests over a 4-year period—25% per year beginning March 4, 2005 and June 1, 2005, respectively.

AGGREGATED OPTION/SAR EXERCISES IN 2004 FISCAL YEAR AND 2004 FISCAL YEAR-END OPTION/SAR VALUES

        The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 2004 with respect to the Named Executive Officers. The "Value Realized" is based on the fair market value of the Common Stock as quoted on The Nasdaq National Market on the date of exercise, less the per share exercise price, multiplied by the number of shares issued. The "Value of Unexercised In-the-Money Option at December 31, 2004" is based on the closing price of $39.46 per share of the Common Stock as quoted on The Nasdaq National Market on December 31, 2004, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options. Except as set forth below, no options or stock appreciation rights were exercised by any such individual during such year, and no stock appreciation rights were outstanding on December 31, 2004.

			Number of Securities Underlying Unexercised Options/SARs at December 31, 2004(#)		Value of Unexercised In-the- Money Options/SARs at December 31, 2004($)(1)
	Shares Acquired on Exercise (#)
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Christopher G. Chavez	71,742	1,614,923	80,882	309,376	1,567,286	3,618,319
Scott F. Drees	10,709	235,469	27,542	153,750	492,604	1,778,801
F. Robert Merrill III	25,000	608,684	7,626	123,750	157,216	1,447,320
John H. Erickson	19,012	696,111	77,348	120,000	2,153,970	1,370,670
Kenneth G. Hawari	27,500	602,901	15,000	130,000	306,590	1,530,331

(1)
Represents the difference between the closing market price of the Company's Common Stock on Nasdaq on December 31, 2004 of $39.46 and the exercise price of the options.

Equity Compensation Plan Information

        The following table provides information with respect to shares of Common Stock that may be issued under the Company's existing stock incentive plans as of December 31, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders(2)	2,715,180	$24.43	303,942
Equity Compensation Plans Not Approved by Security Holders(1)(2)	785,826	$21.21	3,880
Total	3,501,006	$23.71	307,822

(1)
Executive officers and members of the Board are not eligible to receive stock options under equity compensation plans that not approved by the Company's shareholders.

(2)
Certain of the plans allow the aggregate number of shares of Common Stock reserved for issuance under a plan to be increased by the same percentage that the total number of issued and outstanding shares of the Company's Common Stock increased from the preceding January 1 to the following December 31 (if such percentage is positive).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

        We entered into an employment agreement as of April 1, 2002 with Christopher G. Chavez pursuant to which Mr. Chavez serves as Chief Executive Officer and President of the Company. Under the employment agreement, which has a term of three years, Mr. Chavez receives an annual base salary of at least $253,500, subject to annual adjustment. In addition, Mr. Chavez may receive a performance-based incentive bonus equal to 60% of his annual base salary earned by meeting certain strategic milestones and objective measurements of profitability and shareholder value determined annually by mutual agreement of Mr. Chavez and the Board. If Mr. Chavez's performance exceeds the objectives so established, Mr. Chavez could earn a larger bonus, and correspondingly, if performance falls short of the objectives, Mr. Chavez may receive less than the full bonus percentage. Mr. Chavez is also entitled to employee benefits generally made available to other officers of the Company and certain other perquisites. If the Company terminates Mr. Chavez's employment without cause (as defined in the agreement), Mr. Chavez will receive severance compensation equal to 200% of his annual salary and anticipated annual bonus. This termination payment is not payable, however, if the cause of termination is a "change-in-control," in which case Mr. Chavez is entitled only to severance compensation under the change-in-control agreement described below. The employment agreement also contains confidentiality, trade secret and noncompetition provisions that are intended to protect the Company's intellectual property, trade secrets and other confidential information. This agreement automatically renewed for an additional one-year term beginning April 1, 2005.

        We also entered into an employment agreement as of April 1, 2002 with Kenneth G. Hawari pursuant to which Mr. Hawari serves as General Counsel and Executive Vice President of the Company. Under the employment agreement, which has a term of three years, Mr. Hawari receives an annual base salary of at least $200,000, subject to annual adjustment. In addition, Mr. Hawari may receive a bonus equal to 50% of his annual base salary earned by satisfactorily performing his duties. If Mr. Hawari's performance exceeds this standard, he could earn a larger bonus, and correspondingly, if performance falls short of this standard, Mr. Hawari may receive less than the full bonus percentage. In addition, to the extent that other executive vice presidents and vice presidents of the Company earn bonuses under the Company's bonus plan for vice presidents, which is based on objective measurements of net revenue and earnings from operations performance, he could earn a commensurate bonus. Mr. Hawari is also entitled to employee benefits generally made available to other officers of the Company and certain other perquisites. If the Company terminates Mr. Hawari's employment without cause (as defined in the agreement), Mr. Hawari will receive severance compensation equal to 200% of his annual salary and anticipated annual bonus. This termination payment is not payable, however, if the cause of termination is a "change-in-control," in which case Mr. Hawari is entitled only to severance compensation under the change-in-control agreement described below. The employment agreement also contains confidentiality, trade secret and noncompetition provisions that are intended to protect the Company's intellectual property, trade secrets and other confidential information. This agreement automatically renewed for an additional one-year term beginning April 1, 2005.

Change-in-Control Arrangements

        We have entered into change-in-control agreements with each of the Named Executive Officers. These agreements generally provide that if within two years from the date of a "change-in-control" of the Company (as defined below), the employment of the executive is terminated without cause, or in the event that the executive terminates his or her employment with the Company based on a change in or diminishment of his or her responsibilities, or a reduction in salary, the executive will be entitled to severance pay as provided for in his or her agreement. Messrs. Chavez's and Hawari's agreements only require a change-in-control to trigger their right to severance compensation. The severance pay for Messrs. Chavez and Hawari would be an amount equal to three times each of their respective annual salary and bonus compensation. The severance pay for Messrs. Erickson, Merrill and Drees would be an amount equal to one and one-half times each of their respective annual salary and bonus compensation. Additionally, all of the executives are entitled to a job search lump sum payment of $25,000.

        For purposes of each of these agreements, a "change-in-control" generally means any of the following events: (1) the consummation of a consolidation, merger or other reorganization in which the Company is merged, consolidated or reorganized into or with another corporation or other legal person or in which shares of the Company's stock are converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger own more than 50% of the common stock of the Surviving Corporation or its ultimate parent immediately after the merger; (2) the sale of all or substantially all of the Company's assets; (3) if at any time the persons serving on the Board cease for any reason to constitute at least a majority thereof; (4) the approval by the Company's shareholders of our complete liquidation or dissolution; and (5) the acquisition by any person, together with its affiliates and associates, of 50% or more of our outstanding Common Stock.

Compensation Committee Report

General Compensation Policy

        The Compensation Committee, comprised of three independent directors, establishes compensation strategies, policies and programs for the Company's executive officers, including the Named Executive Officers, and approves executive officers' annual salary and cash bonus awards. The Stock Option Committee, comprised of two independent directors, grants awards under and administers the Company's stock incentive plans to provide equity incentives that attract, retain and motivate the Company's executive officers and align their interests with our shareholders.

        The Board, the Compensation Committee and the Stock Option Committee believe that the Company's success requires an experienced and highly motivated professional staff. Therefore, the Company's compensation program is primarily designed to attract and retain highly capable executive officers and key employees, motivate such individuals to achieve the Company's strategic financial and operating objectives and reward performance that meets such objectives.

        The Company's executive compensation program combines base salary, annual bonus and equity incentives to attract and retain executives. Base salary increases and annual bonuses are based, in part, on corporate performance. Compensation is also based on a competitive analysis of compensation paid by other comparable companies, current market conditions for recruiting highly skilled and/or specialized talent, the need to retain key executives, the experience level and market worth of current executives and individual performance.

        Under the Company's annual bonus program, year-end cash bonuses generally are awarded to executive officers based on the level of achievement of annual revenue and earnings objectives. The Compensation Committee establishes targeted bonus levels for executive officers annually, as well as individual performance.

        The Company's equity incentive programs are intended to motivate executive officers and key employees of the Company by providing long-term incentives to these individuals, all in a manner that is consistent with shareholder interests. Stock options have generally been granted annually, with an exercise price equal to the fair market value of the Common Stock on the grant date. The number of options granted to a recipient is determined using various factors such as the long-term incentives granted to executive officers in companies of comparable size and the individual recipient's contribution to the Company. To encourage long-term performance, options generally vest over a four-year period. Pursuant to the Advanced Neuromodulation Systems, Inc. 2004 Stock Incentive Plan approved at the Company's 2004 Annual Meeting of Shareholders, executive officers and key employees may also be granted restricted stock in the future, in lieu of or in addition to stock options.

        In addition to using local and national survey data, the Company may use the services of independent compensation and benefits consulting firms to provide analysis and recommendations for competitive pay levels and programs.

        In early 2004, the Compensation Committee increased the base salary levels of the Company's seven executive officers by an average of 8%. At year-end 2004, based on performance for 2004, the Compensation Committee granted cash bonuses in the aggregate of $478,438 to these seven executive officers.

Compensation of the Chief Executive Officer

        The base salary of Mr. Chavez, the Chief Executive Officer of the Company, was increased by 8% to $324,000 in early 2004. The Compensation Committee also established the target bonus in 2004 for Mr. Chavez of 60% of his base salary, with a potential range of 0% to 120% of his base salary, depending on the degree of attainment of the budgeted revenue and earnings objectives of the Company in 2004. Based on 2004 results, the Compensation Committee awarded Mr. Chavez a cash bonus of $155,520, which is part of the $478,438 of total bonuses granted to the Company's seven executive officers for 2004.

        In 2004, Mr. Chavez was also granted options to purchase 150,000 shares of the Company's Common Stock, of which 51,750 shares were granted at an exercise price of $41.00 and 98,250 shares were granted at an exercise price of $32.63, the fair market value of the Common Stock on the respective grant dates.

Deductibility of Compensation

        Compensation in excess of $1 million per year realized by any of our five most highly compensated executive officers is not deductible by the Company for federal income tax purposes unless the compensation arrangement complies with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended. Our stock incentive plans used to compensate executive officers have complied, and are intended to continue to comply, with the requirements of Section 162(m).

COMPENSATION COMMITTEE
Hugh M. Morrison—Chairman
Robert C. Eberhart
Michael J. Torma

        The Compensation Committee Report will not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, other than as provided in Item 402 of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.

Performance Graph

        The following graph compares the cumulative total return of the Company's Common Stock during the period commencing December 31, 1999 through December 31, 2004, with the Nasdaq U.S. Market Index and an index of companies within the Standard Industrial Code for Medical Devices, Instruments, and Supplies (the "Peer Index"). The graph assumes the reinvestment of dividends.

Dec. 99	Dec. 00	Dec. 01	Dec. 02	Dec. 03	Dec. 04
100.000	217.328	376.000	374.400	735.680	631.360
100.000	60.308	47.837	33.073	49.449	53.813
100.000	103.162	113.379	91.708	135.678	158.960

        The stock price performance depicted in the Performance Graph is not necessarily indicative of future price performance. The Performance Graph will not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, other than as provided in Item 402 of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

Audit Committee Report

        The Audit Committee of the Board of Directors is composed entirely of independent directors. The Board of Directors has determined that each member of the Audit Committee has met the independence requirements of Nasdaq, the Securities and Exchange Commission and the Company's independence standards as set forth in the Company's Audit Committee Charter.

        Management is responsible for the Company's system of internal controls and financial reporting processes. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles, as well as examining and reporting on management's assessment about the effectiveness of the Company's internal controls over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

        The Audit Committee has met and held discussions with management and Ernst & Young LLP, the Company's independent registered public accounting firm. These meetings included sessions at which management was not present. The Audit Committee discussed with Ernst & Young LLP the results of its audit of the Company's consolidated financial statements, as well as its audit of management's assessment about the effectiveness of the Company's internal controls over financial reporting. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed and discussed the Company's consolidated financial statements and the internal control audits over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 with management and Ernst & Young LLP. The Audit Committee also discussed with Ernst & Young LLP matters related to the financial reporting process required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and applicable Securities and Exchange Commission rules.

        Ernst & Young LLP also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee reviewed with Ernst & Young LLP its independence.

        Based on the Audit Committee's discussions with management and Ernst & Young LLP, the Audit Committee's review of the representations of management and the reports of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

MEMBERS OF THE AUDIT COMMITTEE

                  J. Philip McCormick—Chairman
                  Joseph E. Laptewicz
                  Richard D. Nikolaev

        The Report of the Audit Committee and the information contained in the Report will not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C of the Securities Act of 1933, as amended, other than as provided in Item 306 of Regulation S-K thereunder, or subject to the liabilities of Section 18 of the Securities and Exchange Act of 1934, as amended, and will not be deemed incorporated into any filings of the Company other than this Information Statement, except as specified by the Company.

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SIGNATURE
ANNEX A
ANNEX B
GENERAL
RIGHT TO DESIGNATE DIRECTORS AND THE PURCHASER DESIGNEES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS
EXECUTIVE OFFICERS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
Summary Compensation Table
Option/SAR Grants in 2004 Fiscal Year (Individual Grants)
AGGREGATED OPTION/SAR EXERCISES IN 2004 FISCAL YEAR AND 2004 FISCAL YEAR-END OPTION/SAR VALUES
Equity Compensation Plan Information
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Compensation Committee Report
Performance Graph
Audit Committee Report
MEMBERS OF THE AUDIT COMMITTEE